UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Monachil Credit Income Fund

(Name of Issuer)

Class I Shares

(Title of Class of Securities)

Ali Meli

One Sound Shore Drive, Suite 303

Greenwich, CT 06830

(212) 393-4123

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

1	NAME OF REPORTING PERSON ALI MELI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION St. Kitts and Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,208,717
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,208,717
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,208,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59%
14	TYPE OF REPORTING PERSON IN, HC

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Item 1. Security and Issuer.

This Schedule 13D relates to Class I Shares, no par value per share, of Monachil Credit Income Fund, a statutory trust organized under the laws of Delaware and registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company structured as an “interval fund” (the “Issuer”). The principal executive offices of the Issuer is located at 1 Sound Shore Drive, Suite 303, Greenwich, Connecticut, 06830.

Item 2. Identity and Background.

(a) – (c) This Schedule 13D relates to and is filed by Ali Meli, One Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of St. Kitts and Nevis.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person used personal funds to acquire Class I shares of beneficial interest (“Shares”) of the Issuer.

Item 4. Purpose of Transaction.

This Schedule 13D relates to the acquisition of Shares by the Reporting Person for investment purposes. Notwithstanding the foregoing, the Reporting Person may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares beneficially owned by the Reporting Person is based upon 2,051,877 Shares outstanding, as of December 31, 2023.

(b) As of the close of business on February 21, 2024, the Reporting Person beneficially owned 1,208,717 Shares, which constitutes approximately 59% of the outstanding Shares, and has sole power to vote and dispose of the Shares.

(c) During the last sixty days, the following transactions were effected in the Shares by the Reporting Person:

Date	Transaction	Number of Shares	Price per Share	Where and How Transaction Effected
12/07/2023	Purchase	39,487	$10.13	Direct purchase from Issuer.
12/29/2023	Sale	20,000	$10.03	Issuer quarterly repurchase under Rule 23c-3 of the Act.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person serves as the President and CEO of the Issuer and is the sole owner of Monachil Capital Partners LP, the investment adviser to the Issuer. None of the Shares have been pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the Shares.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2024	ALI MELI

/s/ Ali Meli
Ali Meli